Exhibit 99.2

Primega Group Holdings Limited

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

PROXY STATEMENT AND NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the shareholders of	August 29, 2025
Primega Group Holdings Limited	Hong Kong

Dear Shareholders:

You are cordially invited to attend the extraordinary general meeting of the shareholders of Primega Group Holdings Limited (“Company”), which will be held at 9:00 a.m. (Hong Kong time), on 11 September 2025 (“Extraordinary General Meeting”). The Extraordinary General Meeting will be held at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong. Shareholders will be able to attend the meeting in-person and vote.

The matters to be acted upon at the Extraordinary General Meeting are described in the Proxy Statement and Notice of Extraordinary General Meeting of Shareholders.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE EXTRAORDINARY GENERAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE EXTRAORDINARY GENERAL MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors Primega Group Holdings Limited

/s/ Tan Yu
Tan Yu
Chief Executive Officer, Chairman of the Board and Director

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Primega Group Holdings Limited

(THE “COMPANY”)

TIME:	9:00 a.m (Hong Kong time), on 11 September 2025

PLACE:	Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong

ITEMS OF BUSINESS:

PROPOSAL:
SPECIAL RESOLUTION

To consider and, if thought fit, pass with or without amendments, the following resolution as special resolution:

“THAT, subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands, the English name of the Company be changed from “Primega Group Holdings Limited” to “DirectBooking Technology Co., Ltd.” and the Chinese name of “直订科技有限公司” be adopted as the dual foreign name of the Company (“Change of Company Name”) with effect from the date of entry of the new English name and the dual foreign name in Chinese of the Company on the register maintained by the Registrar and the date on which the certificate of incorporation on change of name is issued by the Registrar of Companies in the Cayman Islands and that any director, company secretary, and/or the registered office provider of the Company be and are hereby authorized to do all such acts and things and execute all such documents as he/she/they consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Change of Company Name and to attend to any necessary registration and/or filing for and on behalf of the Company.”

WHO MAY VOTE:	You may vote if you were a shareholder of record on 14 August 2025.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about 29 August 2025.

By order of the Board of Directors Primega Group Holdings Limited

/s/ Tan Yu
Tan Yu
Chief Executive Officer, Chairman of the Board and Director